SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
ENDOCARE, INC.
(Name of Subject Company)
ENDOCARE, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

29264P203
(CUSIP Number of Class of Securities)

Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Clint B. Davis	Michelle A. Hodges
Senior Vice President, Legal Affairs,	David C. Lee
General Counsel and Secretary	Gibson, Dunn & Crutcher LLP
Endocare, Inc.	3161 Michelson Drive, Suite 1200
201 Technology Drive	Irvine, California 92612
Irvine, California 92618	(949) 451-3800
(949) 450-5400
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Company Update & Important Announcement June 9, 2009

HealthTronics' Leadership with us Today James Whittenburg, President & CEO Scott Herz, VP, Business Development Jeff Quade, VP, Human Resources and Administration

Background of Transaction

- Endocare and HealthTronics have always had a close working relationship
- HealthTronics is Endocare's largest customer; Endocare's cryosurgeons are HealthTronics' partners!
- April 9, 2009 – Endocare receives letter from HealthTronics with offer to purchase Endocare
- June 7, 2009 - Endocare and HealthTronics enter into merger agreement.
- HealthTronics greatly values Endocare's achievements in the Cryo Field.

Proprietary & Confidential

endocare
extending life everyday™

HealthTronics is acquiring all of the outstanding shares of Endocare common stock. After the merger, Endocare will become a wholly- owned subsidiary of HealthTronics. Under the merger agreement, Endocare stockholders have the ability to elect to receive either cash or HealthTronics shares in the transaction (subject to certain limitations). HealthTronics and Endocare Blending:

Who is HealthTronics? HealthTronics, Inc. provides healthcare services and manufactures medical devices primarily for the urology community The company was founded in 1972 and is headquartered in Austin, Texas Public company listed on NASDAQ: HTRN Annual revenues of $166 million in 2008 500 plus employees More information on www.healthtronics.com Acquisitive, growing company

The Mission of HealthTronics, Inc. is to bring to our Partners new technologies and services that improve patient care and practice economics through the efforts of our expert and caring employees. HealthTronics' Mission Statement

About HealthTronics, Inc. For over 20 years HealthTronics, Inc. has been the leading provider of urological services and products in the United States. HealthTronics provides the most advanced technology and premier support systems to hospitals, surgery centers and clinics worldwide.

Building Urology Partnerships - TotalCare TotalCareTM is the comprehensive suite of HealthTronics, Inc. unique products and service solutions that are offered as a part of a HealthTronics, Inc. Partnership.

Acquisition Rationale HealthTronics... has well-established relationships with approximately one-third of the practicing urologists in the United States has demonstrated successful co-promotion of the Endocare technology has strong, positive cash flow and greater assurance of long-term solvency believes there is value in the development, manufacture and growth of cryoablation technologies and intends to maximize that value through Endocare's technology has and will continue to take advantage of opportunities to develop and expand technologies, both in and outside of the urology services specialty intends to maximize services and products to joint customers/partners

Tender Offer Process Estimated Close of Q3, 2009 Must continue to operate as separate, independent companies until closing Our Senior Team at Endocare will be working with James Whittenburg and his team and will be available to answer questions Process and Timing

When Will My Department/Position Be Transitioned to Austin? No reductions as a result of the proposed acquisition between now and the actual close of the transaction. Following closing, HealthTronics' headquarters to be based in Austin, TX. HealthTronics places a high value on employees and all will be treated with the utmost respect and consideration. Integration team will determine specifics regarding if/when corporate functions will be transitioned to Austin. Leads: Suzanne Douglass and Jeff Quade. Retention and severance packages will be determined as quickly as possible and communicated to all employees. We are committed to full and timely communication when specific decisions are made.

We understand and empathize that this is a challenging time of change. We are very much committed to assisting you through this transition and will do our best to answer any/all of your questions/concerns. Please do not hesitate to talk to any member of Senior Management if you have questions. What if I have Questions?

Disclaimer Forward-Looking Statements This presentation contains forward-looking statements, including those regarding Endocare, Inc. and HealthTronics, Inc., their respective subsidiaries, the products and services they provide, and their proposed business combination. You are cautioned that all such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, among others, the risk that the exchange offer and the merger will not close; the risk that HealthTronics' business and/or Endocare's business will be adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the two companies will not be integrated successfully; the risk that HealthTronics' expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of HealthTronics' or Endocare's products or services may be reduced; the risk of changes in governmental regulations; the impact of economic conditions; the impact of competition and pricing; and other factors described from time to time in HealthTronics' or Endocare's periodic and current reports filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Endocare and HealthTronics undertake no obligation to publicly revise these forward-looking statements. Please refer to the joint press release by Endocare and HealthTronics announcing this transaction and our SEC filings for a discussion of risks related to forward-looking statements.

Disclaimer Important Additional Information The tender offer described herein has not commenced. In connection with the tender offer, HealthTronics intends to file a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC") and Endocare intends to file a solicitation / recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEALTHTRONICS, ENDOCARE AND THE TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, Schedule TO and Schedule 14D-9 as well as other filings containing information about HealthTronics and Endocare without charge at the SEC's web site (http://www.sec.gov) once such documents are filed with the SEC. A free copy of the tender offer materials, when they become available, will also be available on HealthTronics' website at www.healthtronics.com and a copy of the Schedule 14D-9 will be available on Endocare's website at www.endocare.com.